This Free Writing Prospectus Is Subject to Completion

The information in this free writing prospectus is not complete and may be changed.

Free Writing Prospectus (To Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010 and the Index Supplement dated March 16, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 April 4, 2011

US$[           ]

[CALLABLE] CMS STEEPENER RANGE ACCRUAL NOTES WITH INDEX-LINKED BARRIER DUE [           ]

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:		Series:	Global Medium-Term Notes, Series A
Principal Protection Percentage:

If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Original Issue Date:
Original Trade Date:		Maturity Date:	[ ]* [, subject to Redemption at the Option of the Company (as set forth below).]
CUSIP:		Denominations:	Minimum denominations of US$[ ] and in integral multiples of US$[ ] thereafter.
ISIN:
Business Day:	☐ New York ☐ London ☐ Euro ☐ Other ([ ])	Business Day Convention:	☐ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☐ Unadjusted
Index Business Day:

A day, as determined by the Calculation Agent, on which trading is generally conducted on each of the relevant exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

Interest Rate Type (see Interest Rate Formula below):		Day Count Convention (or Fraction):

☐     Fixed Rate

☐     Regular Floating Rate

☐     Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☒    Other (see description in this free writing prospectus)

		☐ Actual/360 ☐ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Reference Asset/Reference Rate:		Index:
CMS Spread:

With respect to an Interest Period, the CMS Rate with a maturity of [       ] years minus the CMS Rate with a maturity of [       ] years [minus the Fixed Percentage Amount], determined on the Reference Rate Determination Date for such Interest Period.

The S&P 500® Index. For additional information about the Index, see the information set forth under “Equity Indices—S&P 500® Index” in the Index Supplement.
Fixed Percentage Amount: [ ]		Initial Interest Rate:	[ ]% per annum

Interest Rate Formula:

[For each Interest Period commencing on or after the Original Issue Date to but excluding [                 ]: the Initial Interest Rate]

For each Interest Period [commencing on or after [                 ]], the interest rate per annum will be equal to the sum of:

(a)   the product of (1) the Above Barrier Rate and (2) the applicable Accrual Factor; and

*     At least 366 calendar days after the Original Issue Date.

(b) the product of (1) the Below Barrier Rate and (2) one minus the applicable Accrual Factor.
Accrual Factor:

For any Interest Period, the number of calendar days in that Interest Period on which the Index Level observed on that day is greater than or equal to the applicable Index Barrier, divided by the total number of calendar days in that Interest Period.  Notwithstanding anything else to the contrary, if any calendar day during an Interest Period is not an Index Business Day or if the Index is subject to a Market Disruption Event, then the Index Level will equal the Index Level observed on the immediately preceding Index Business Day on which no Market Disruption Event has occurred or continued.

Rate Cut-Off:

For any Interest Period, the Index Level for any day from and including the [                 ] Business Day prior to the related Interest Payment Date will equal the Index Level observed on such [                 ] Business Day prior to that Interest Payment.

Above Barrier Rate:	The product of (1) the applicable Multiplier and (2) the CMS Spread, subject to the Minimum Above Barrier Rate, if applicable, and the Maximum Above Barrier Rate, if applicable.
Maximum Above Barrier Rate:	[ ]%	Minimum Above Barrier Rate:	[ ]%
Below Barrier Rate:	[ ]%
Multiplier:	For Interest Periods commencing on or after:	Multiplier
	[ ]	[ ]
	[ ]	[ ]
	[ ]	[ ]
Interest Payment Dates:	☐ Monthly, ☐ Quarterly, ☐ Semi-Annually, ☐ Annually, payable in arrears on [ ], commencing on [ ] and ending on the Maturity Date or the Early Redemption Date, if applicable.
Interest Period:

The first Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Reference Rate Reset Dates:	For each Interest Period [commencing on or after [ ]], the [ ] day of [ ] (or for the initial Interest Period (where no Initial Interest Rate is payable), the Original Issue Date).
Reference Rate Determination Date:	Two New York Business Days prior to the relevant Reference Rate Reset Date
Index Level

For any Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.  In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets — Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-89 of the accompanying Prospectus Supplement.

Index Barrier:	For Interest Periods commencing on or after:	Index Barrier
	[ ]	[ ]
	[ ]	[ ]
	[ ]	[ ]

[Redemption at the Option of the Company:

We may redeem your Notes, in whole [or in part], at the Redemption Price set forth below, on [any] [the] Interest Payment Date [commencing] on [                 ], provided we give at least [                 ] business days’ prior written notice to the trustee.  If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.]

[Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as the percentage of the principal amount of the Notes set forth in the schedule below, together with any accrued and unpaid interest to but excluding the Early Redemption Date:]

	Early Redemption Date	Early Redemption Price
	[ ]	[ ]%
	[ ]	[ ]%
	[ ]	[ ]%

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

[Variable Price Re-Offers:

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $[   ] per $1,000 principal amount, or [    ]%, resulting in aggregate proceeds to Barclays Bank PLC of $[    ].  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.]

[Fixed Price Re-Offers:

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC
Per Note	%	%	%
Total	$	$	$

(1)

Barclays Capital Inc. will receive commissions from the Issuer equal to [      ]% of the principal amount of the notes, or $[      ] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. ]

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, the index supplement dated March 16, 2011 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•      Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•      Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

•      Index supplement dated March 16, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511068935/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Reference Rate / Accrual Factor / Interest Payment Risk— Investing in the Notes is not equivalent to investing in securities directly linked to the relevant Reference Rate, the CMS Rates or the Index. Instead, subject to the Range Accrual Factor (as discussed below), the amount of interest payable on the Notes (after any initial Interest Periods for which the Initial Interest Rate is payable), if any, is determined by multiplying the (a) applicable Multiplier by (b) the difference between the CMS Rates of the two maturities identified on the cover page of this free writing prospectus minus the Fixed Percentage Amount, if applicable (the Reference Rate, or “CMS Spread”), as determined on the Reference Rate Determination Date applicable to the relevant Interest Period, subject to the Minimum Above Barrier Rate, if applicable, and the Maximum Above Barrier Rate, if applicable.  Accordingly, subject to the applicable Range Accrual Factor, the amount of interest payable on each Interest Payment Date on the Notes, if any, is dependent on whether, and the extent to which, the CMS Spread is greater than zero on the applicable Reference Rate Determination Date.  Assuming the Minimum Above Barrier Rate on the Notes is equal to 0%, if the CMS Spread on any Reference Rate Determination Date is equal to or less than zero, you would receive no interest payment on the related Interest Payment Date.  If the CMS Spread is equal to or less than zero on every Reference Rate Determination Date throughout the term of the Notes, then you would receive no interest payments on your Notes throughout their term.  Moreover, interest payments on the Notes may be subject to a Maximum Above Barrier Rate (as and if specified on the cover page hereof).  If the Notes are subject to a Maximum Above Barrier Rate, you will not benefit in any increase in the CMS Spread that results in a per annum interest rate (when such CMS Spread is multiplied by the Multiplier) that is greater than the specified Maximum Above Barrier Rate.  The yield on the Notes may be less than the yield on a similar security that is not subject to a Maximum Above Barrier Rate.

In addition, the amount of interest payable on the Notes will be subject to the applicable Accrual Factor.  As a result of the Accrual Factor, for each calendar day in an Interest Period on which the Index Level is greater than or equal to the applicable Index Barrier, the Above Barrier Rate will accrue; conversely, for each calendar day in an Interest Period on which Index Level is less than the Index Barrier, the Below Barrier will accrue. Accordingly, assuming an Above Barrier Rate that is greater than the Below Barrier Rate, if the Index Level is less than the Index Barrier on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Index Level is less than the applicable Index Barrier.  Therefore, in such circumstances you would not receive the maximum possible interest rate for that Interest Period.  If, on every calendar day in an Interest Period, the Index Level is less than the applicable Index Barrier, then you will receive only the Below Barrier Rate for that Interest Period (and if the applicable Below Barrier Rate for that Interest Period is 0% per annum, you would receive no interest payment on the related Interest Payment Date).  If the Index Level is less than the Index Barrier on every calendar day in every Interest Period throughout the term of the Notes, then you will receive only the applicable Below Barrier Rate for each Interest Period (and if the applicable Below Barrier Rate for each Interest Period is 0% per annum, you would receive no interest payments on your Notes throughout their term).

Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the Agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing

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to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the applicable CMS Rates, the level of the Reference Rate and the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the CMS Rates referenced on the cover hereof, the Reference Rate and the Index;
o	the time to maturity of the Notes;
o	interest and yield rates in the market generally;
o	the dividend rate on the common stocks underlying the Index;
o	a variety of economic, financial, political, regulatory or judicial events; and
o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after any initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at a per annum interest rate calculated in accordance with the Interest Rate Formula.   The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period (other than an Interest Period with respect to which the Initial Interest Rate applies), the Index Level is determined, and the Index Level is then evaluated relative to the Index Barrier applicable to that Interest Period (that is, whether the Index on that day is equal to or above the applicable Index Barrier).  Under the Interest Rate Formula for such Interest Periods, the amount of interest payable on the Notes for any Interest Period (other than an Interest Period with respect to which the Initial Interest Rate applies) is dependent on the Accrual Factor.  The Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which the Index Level is greater than or equal to the applicable Index Barrier, and the denominator reflects the total number of calendar days in that Interest Period.

Step 2: Calculate the Above Barrier Rate.

For each Interest Period (other than any Interest Periods with respect to which an Initial Interest Rate applies), a value for the Reference Rate will be determined by calculating the difference between the CMS Rates of the two maturities identified on the cover page hereof on the Reference Rate Determination Date for that Interest Period (that is, the second New York Business Day prior to the relevant Reference Rate Reset Date) minus the Fixed Percentage Amount, if applicable.  If the value of the first CMS Rate is not sufficiently greater than the second CMS Rate, the subtraction of the second CMS Rate from the first CMS Rate minus the Fixed Percentage Amount, if applicable, will result in a negative CMS Spread, and therefore a negative Reference Rate.  Once the Reference Rate is determined, the Reference Rate is then multiplied by the applicable Multiplier.  The product of the Reference Rate and the applicable Multiplier is then subject to the Maximum Above Barrier Rate, if applicable, and or the Minimum Above Barrier Rate, if applicable.  The resulting product of the Reference Rate times the applicable Multiplier will equal the applicable Above Barrier Rate for the Interest Period, subject to any Maximum Above Barrier Rate or Minimum Above Barrier Rate,.

Step 3: Calculate the per annum interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Index Level is greater than or equal to the applicable Index Barrier, the applicable Above Barrier Rate will accrue; conversely, for each calendar day in an Interest Period on which the Index Level is less than the applicable Index Barrier, the Below Barrier Rate will accrue.

Stated mathematically, the interest rate per annum for any Interest Period (other than any Interest Periods with respect to which the Initial Interest Rate applies) to which the Interest Rate Formula applies will be equal to the sum of:

(a)         the product of (1) the Above Barrier Rate and (2) the applicable Accrual Factor; and

(b)         the product of (1) the Below Barrier Rate and (2) one minus the applicable Accrual Factor

Assuming an Above Barrier Rate that is greater than the Below Barrier Rate, the maximum possible per annum interest rate for any Interest Period (other than any Interest Period with respect to which the Initial Interest Rate applies) is the Above Barrier Rate for that Interest Period (subject to the Maximum Above Barrier Rate), and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Index Level is less than the applicable Index Barrier.  As a result, the possible per annum interest rate for any Interest Period could potentially be zero. See “Selected Risk Factors— Reference Rate / Accrual Factor / Interest Payment Risk” above.

Step 4: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then

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multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable, if any, on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period to which the Interest Rate Formula applies (other than any Interest Periods with respect to which the Initial Interest Rate applies) under scenarios for the Index Level, the applicable CMS Rates and the Reference Rate. For purposes of these examples, we have assumed that the Fixed Percentage Amount is not applicable, that the applicable CMS Spread for the Notes is the difference of the 10 Year CMS Rate minus the 2 Year CMS Rate, that the Multiplier applicable to the Interest Period is 10, that the Minimum Above Barrier Rate is 0.00%, that the Maximum Above Barrier Rate is 10.00%, that the applicable Index Barrier is 900 and that the Below Barrier Rate is 0.00%.  We have further assumed that the Notes have quarterly Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Index, the applicable CMS Rates and/or the Reference Rate. The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  Numbers in the table below have been rounded for ease of analysis.

10 Year CMS Rate	2 Year CMS Rate	Reference Rate[1]	Above Barrier Rate[2]	Number of calendar days on which the Index Level was greater than or equal to the Index Barrier	Accrual Factor	Interest Rate (per annum)[3]	Effective Interest Rate[7]	Interest Payment Amount (per $1,000 Note)[8]

3.00%	4.20%	-1.20%	0.0%	90	100.00%	0.00%[4]	0.00%	$0.00
4.00%	4.60%	-0.60%	0.0%	90	100.00%	0.00%[4]	0.00%	$0.00
6.00%	5.00%	1.00%	10.0%	90	100.00%	10.00%	2.50%	$25.00
15.00%	4.50%	10.50%	10.0%	90	100.00%	10.00%[5]	2.50%	$25.00
3.00%	4.20%	-1.20%	0.0%	60	66.67%	0.00%	0.00%	$0.00
4.00%	4.60%	-0.60%	0.0%	60	66.67%	0.00%	0.00%	$0.00
6.00%	5.00%	1.00%	10.0%	60	66.67%	6.67%	1.67%	$16.67
15.00%	4.50%	10.50%	10.0%	60	66.67%	6.67%	1.67%	$16.67
3.00%	4.20%	-1.20%	0.0%	30	33.33%	0.00%	0.00%	$0.00
4.00%	4.60%	-0.60%	0.0%	30	33.33%	0.00%	0.00%	$0.00
6.00%	5.30%	0.70%	7.0%	30	33.33%	2.33%	0.58%	$5.83
15.00%	4.50%	10.50%	10.0%	30	33.33%	3.33%	0.83%	$8.33
3.00%	4.20%	-1.20%	0.0%	0	0.00%	0.00%[6]	0.00%	$0.00
4.00%	4.60%	-0.60%	0.0%	0	0.00%	0.00%[6]	0.00%	$0.00
6.00%	5.00%	1.00%	10.0%	0	0.00%	0.00%[6]	0.00%	$0.00
15.00%	4.50%	10.50%	10.0%	0	0.00%	0.00%[6]	0.00%	$0.00

1.               For the Interest Period, the value of the Reference Rate is equal to the CMS Spread (the 10 Year CMS Rate minus the 2 Year CMS Rate), as determined on the related Reference Rate Determination Date.

2.               The Above Barrier Rate is equal to the product of (1) the applicable Multiplier and (2) the CMS Spread, subject to the Minimum Above Barrier Rate and the Maximum Above Barrier Rate.

3.               The interest rate per annum is equal to the sum of (a) the product of (1) the applicable Above Barrier Rate and (2) the applicable Accrual Factor, and (b) the product of (1) the applicable Below Barrier Rate and (2) one minus the applicable Accrual Factor.  For purposes of these examples, the Below Barrier Rate is equal to 0.00%.

4.               The interest rate per annum in this case equals the Minimum Above Barrier Rate (0.00%) because the Reference Rate is negative and the interest

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rate per annum shall not be less than the Minimum Above Barrier Rate (0.00%).

5.               The interest rate per annum in this case equals the Maximum Above Barrier Rate (10.00%) because (i) the Reference Rate multiplied by the Multiplier is greater than the Maximum Above Barrier Rate and (ii) the interest rate per annum shall not be greater than the Maximum Above Barrier Rate of 10.00%.

6.               The interest rate per annum is in this case equals 0.00% because the Range Accrual Factor for the Interest Period is 0.00%.

7.               The effective interest rate for any Interest Period equals the applicable interest rate per annum multiplied by the day count fraction (90/360).

8.               The interest payment amount for the Interest Payment Date equals the principal amount times the effective interest rate for the Interest Period.

Example 1: If on every day during the Interest Period, the Index Level is less than the applicable Index Barrier, the related Accrual Factor would equal 0%, or 0.0.  In this case, no interest would accrue on any day in the Interest Period.  As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (i.e., the interest payment would be $0).

Example 2: If on every day during the Interest Period, the Index Level is greater than or equal to the applicable Index Barrier, the applicable Accrual Factor would be equal to 100%.  If the value of the 10 Year CMS Rate is 4.00% and the 2 Year CMS Rate is 4.60%, the Reference Rate for the Interest Period would be -0.60% (equal to the 10 Year CMS Rate minus the 2 Year CMS Rate). Because the value of the Reference Rate multiplied by the Multiplier of 10 results in a rate (-6.00%) less than the Minimum Above Barrier Rate of 0.00%, the per annum interest rate for the Interest Period would be 0.00% (the Minimum Above Barrier Rate), and you would receive no interest payment on the related quarterly Interest Payment Date (i.e., the interest payment would be $0).

Example 3: If on 66.67% of the calendar days during the Interest Period the Index Level is equal to or greater than the applicable Index Barrier, but on 33.33% of the calendar days during the Interest Period is below the applicable Index Barrier, the applicable Accrual Factor would be equal to 66.67% or .6677.   If the 10 Year CMS Rate is 6.00% and the 2 Year CMS Rate is 5.00%, the Reference Rate for the Interest Period would be [1.00]% (equal to the 10 Year CMS Rate minus the 2 Year CMS Rate).  Because the Reference Rate ([1.00]%) multiplied by the Multiplier (10) is equal to the Maximum Above Barrier Rate (10.00%), the Above Barrier Rate is equal to the Maximum Above Barrier Rate of 10.00%.  In this case, the Above Barrier Rate of 10.00% would accrue for 66.67% of the days in the Interest Period while the Below Barrier Rate of 0.00% would accrue for the remaining 33.33% of the days in that Interest Period.  As a result, the per annum interest rate for that Interest Period would be [6.667]%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (10.00% x 0.6667) + (0.00% x [1 — 0.3333]) = [6.667]%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $[16.67] per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = [6.667]% x (90/360) = [1.667]%

Interest Payment = $1,000 x [1.667]% = $[16.67]

Example 4: If on 33.33% of the calendar days during the Interest Period the Index Level is equal to or greater than the applicable Index Barrier, but on 66.67% of the calendar days during the Interest Period is below the applicable Index Barrier, the applicable Accrual Factor would be equal to 33.33% or .3333.   If the 10 Year CMS Rate is 6.00% and the 2 Year CMS Rate is 5.30%, the Reference Rate for the Interest Period would be [0.70]% (equal to the 10 Year CMS Rate minus the 2 Year CMS Rate).  Because the Reference Rate ([0.70]%) multiplied by the Multiplier (10) is not greater than the Maximum Above Barrier Rate (10.00%), the Above Barrier Rate is equal to the Above Barrier Rate of [7.00]% (equals the Reference Rate times the Multiplier of 10).  In this case, the Above Barrier Rate of [7.00]% would accrue for 33.33% of the days in the Interest Period while the Below Barrier Rate of 0.00% would accrue for the remaining 66.67% of the days in that Interest Period.  As a result, the per annum interest rate for that Interest Period would be [2.333]%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = ([7.00]% x 0.3333) + (0.00% x [1 — 0.6667] = [2.333]%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $[5.83] per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = [2.333]% x (90/360) = .[0.583]%

Interest Payment = $1,000 x .[0.583]% = $[5.83]

FWP-5

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent this discussion is inconsistent therewith.  The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

If the Notes are described under the heading “—Variable Rate Debt Instruments” below, then we intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement.  If the Notes are treated as variable rate debt instruments, they may be issued with original issue discount as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” and “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement.  For purposes of obtaining the issue price of the Notes to determine whether the Notes were issued with original issue discount, you may call Director — Structuring, Investors Solutions Americas at (212) 412-1101.  In addition, if the Notes are variable rate debt instruments and you purchase your Note at a discount or premium to its adjusted issue price as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” in the prospectus supplement, you should consider the rules described in that section.

If the Notes are not described under the heading “—Variable Rate Debt Instruments” below , then we intend to treat the Notes as “contingent payment debt instruments” subject to taxation as described under “—Contingent Payment Debt Instruments” below and under the “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Variable Rate Debt Instruments

In general, a Note will be treated as a variable rate debt instrument if: the issue price of the Note (as described below) does not exceed the total amount of noncontingent principal payments on the Note by more than the product of the principal payments and the lesser of (i) 15 percent or (ii) the product of 1.5 percent and the number of complete years of the Note’s term (or its weighted average maturity in the case of a Note that is an installment obligation), and the Note does not provide for any stated interest other than stated interest paid or compounded at least annually at a qualifying variable rate which is (i) one or more “qualified floating rates,” (ii) a single fixed rate and one or more qualified floating rates, (iii) a “single objective rate,” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate” (each as described below).

The issue price of Notes generally is the first price at which a substantial amount of the Notes is sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), excluding pre-issuance accrued interest.  In general, a qualified floating rate is a variable rate whose variations can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated and is set at a “current rate.”  A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.

A multiple of a qualified floating rate is generally not a qualified floating rate unless it is either:

•                  a product of a qualified rate times a fixed multiple greater than 0.65 but not more than 1.35, or

•                  a multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate.

Certain combinations of rates are treated as a single qualified floating rate, including (i) interest stated at a fixed rate for an initial period of one year or less followed by a qualified floating rate if the value of the floating rate at the issue date is intended to approximate the fixed rate, and (ii) two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Note.  A combination of these rates is generally treated as a single qualified floating rate if the values of all rates on the issue date are within 0.25 percentage points of each other.  A variable rate that is subject to an interest rate cap, floor or similar restriction on rate adjustment is treated as a qualified floating rate only if the restriction is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction.

FWP-6

An objective rate is, in general, a rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information (other than a rate based on information that is within the issuer’s control (or the control of a party that is related to the Issuer) or that is unique to the issuer’s circumstances (or those of a related party)).  An objective rate must be set at a current value of that rate.  A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.  The U.S. Internal Revenue Service may designate other variable rates that will be treated as objective rates.  However, a variable rate is not an objective rate if it is reasonably expected that the average value of the rate during the first half of the Note’s term will differ significantly from the average value of such rate during the final half of its term.  A combination of a fixed rate of stated interest for an initial period of one year or less followed by an objective rate is treated as a single objective rate if the value of the objective rate at the issue date is intended to approximate the fixed rate; such a combination of rates is generally treated as a single objective rate if the objective rate on the issue date does not differ from the fixed rate by more than 0.25 percent.  An objective rate is, in general, a qualified inverse floating rate if it is equal to a fixed rate reduced by a qualified floating rate, the variations in which can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate (disregarding any interest rate cap, floor, or similar restriction on rate adjustment that is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction).

Contingent Payment Debt Instruments

If the Notes are contingent payment debt instruments, you may obtain the comparable yield and the projected payment schedule by requesting them from Director — Structuring, Investor Solutions Americas, at (212) 412-1101.  The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

[Because Barclays Capital Inc. proposes to offer the Notes at varying prices, the “issue price” of the Notes for federal income tax purposes may differ from the amount you pay for the Notes.   You may obtain the issue price of each Note by contacting Director — Structuring, Investor Solutions Americas at (212) 412-1101.  If you purchase the Notes for an amount that differs from their issue price, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  You should consult your own tax advisor regarding these rules.]2

[3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.]3

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

2           To be included if the Notes may be “variable price re-offers.”

3           To be included if the Notes may still be outstanding on January 1, 2013.

FWP-7

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

FWP-8

US$

BARCLAYS BANK PLC

[CALLABLE] CMS STEEPENER RANGE ACCRUAL NOTES WITH INDEX-LINKED BARRIER DUE

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, THE
PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2010 AND THE INDEX SUPPLEMENT DATED MARCH 16, 2011)